November 18, 2003



Securities and Exchange Commission
450 Fifth Street SW
Washington,  DC  20549

Re:      Medinex Systems, Inc.
         Commission File Number 000-26337

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated November 18, 2003.

Our independent auditor's report on the financial statements of Medinex Systems, Inc. for the period ended December 31, 2002 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Medinex Systems, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,


/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington